

January 30, 2024

VIA E-mail

Alison Ryan, Esq.
AVP & Managing Assistant General Counsel II
Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, California 92660

> Re: Registration Statement on Form N-6 of Pacific Select Exec Separate Account of Pacific Life Insurance Company (the "Company") relating to the Pacific Protector Plus VUL (File Nos. 811-05563 and 333-275837)

Dear Ms. Ryan:

On December 1, 2023, the Company filed the above-referenced initial registration statement on Form N-6 (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). The Company has requested, and the staff has given the Registration Statement a selective review. Based on our review, we have the following comments. All capitalized terms not otherwise defined herein have the respective meanings given to them in the Registration Statement. References herein to "Items" and "Instructions" are references to Items and Instructions in Form N-6.

GENERAL

1. We note that material information relating to the Policy, including the terms of certain Investment Options, is missing from the Registration Statement. Please provide the missing information and exhibits in the next pre-effective amendment to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendment.

2. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Prospectus. Further, where disclosure is requested to be added in one place, please add similar disclosure to all other sections of the Prospectus where such disclosure would be relevant.

3.   Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

PROSPECTUS

Cover Page

4.   For clarity, please consider revising the first sentence to state that the Policy is issued by the Company, and that the Policy offers variable options, indexed fixed options and fixed options.

5.   In an appropriate location on the cover page, please add the following:

a. In a prominent manner, that withdrawals are not allowed in the first Policy year;

b. Variable and indexed-linked life insurance policies are complex investment vehicles, and an investor should speak with their financial professional about Policy features, Investment Options, benefits, risks, and fees and whether the Policy is appropriate for them based on their financial situation and objectives; and

c. The Fixed Options and Indexed Fixed Options are not registered with the SEC. Please also add this statement in an appropriate location under *Important Information You Should Consider About The Policy* and/or *Overview of The Policy*.

Special Terms

6.   The defined term Account Additions is used only once, in the definition of Allocation Instructions. For brevity, please consider deleting Account Additions as a defined term and explaining its meaning in the definition of Allocation Instructions.

7.   Please address the following comments to the definition of Basic Life Coverage Layer:

a. The definition states that "[t]here may be one or more Basic Life Coverage Layers created at issue." Please explain in an appropriate location in the Prospectus, how this could occur and any material considerations of having more than one Basic Life Coverage Layer at issue; and

b. The last sentence of the definition states that "[t]he Face Amount of a Basic Life Coverage Layer that is added after issue may be decreased to zero, but it cannot be terminated." The sentence may be read to mean that the Face Amount of a Basic Life Coverage Layer added at the time that the Policy is issued may be terminated. If this is the Company's intention, add a specific statement to this effect. If the Face Amount of any Basic Life Coverage Layer may never be terminated, please remove "that is added after issue" from the sentence.

8.   The definition of Class states that Class is used to in determining "interest credited" and the "features of the Indexed Accounts." Please explain in an appropriate location in the Prospectus how Class is used for this purpose.

9.   The term Closing Value used in the definition of Index Growth Rate is not defined. Given the importance of the calculation of the Index Growth Rate, please add a definition for Closing Value.

10. Given the point-to-point nature of the Index return calculation, in the definition of Index Growth Rate please replace "over a certain period" with disclosure that the rate is determined by comparing the Closing Value of the Index as of the day before the beginning of the Segment Term to the Closing Value of the Index as of the day before the end of the Segment Term.

11. The term Indexed Fixed Option Value is not used in the Prospectus. Please remove the defined term.

12. The definitions for Indexed Account and Indexed Fixed Options are almost identical. Please revise so that the difference between the terms is readily understandable.

13. The definition of Segment Guaranteed Interest states that interest is credited "at an annual rate equal to [0]% for the Indexed Fixed Options." The discussion under Your Investment Options—Indexed Fixed Options indicates that the Minimum Segment Guaranteed Interest Rate is 0% which suggests that the Segment Guaranteed Interest Rate could be higher. Please delete "equal to [0]%" from the definition of Segment Guaranteed Interest or explain to us why it would not be appropriate to do so.

14. "Segment Guaranteed Interest" is defined as "the interest we credit daily to each Segment in the 1-Year Indexed Account, and 1-Year High Par Volatility Control Indexed Account from the Segment Start Date to the Segment Maturity." Please reconcile with disclosure elsewhere that "Minimum Segment Guaranteed Interest rate is the minimum annual rate that is added to each Index Segment at Segment Maturity."

15. The definition of Segment Indexed Interest Rate refers to the Minimum Segment Guaranteed Interest Rate in describing the calculation of the Segment Indexed Interest Rate for the 1-Year Indexed Account and the Cumulative Segment Guaranteed Interest Rate in describing the calculation of the Segment Indexed Interest Rate for the 1 Year High Par Volatility Control Indexed Account. Please reconcile or explain in the disclosure how these terms differ.

16. Please consider whether the terms Segment Value and Indexed Account Value are duplicative and could be consolidated.

17. The term Total Face Amount is used throughout the Prospectus but is not defined. If the term has been replaced, please revise the Prospectus accordingly.

Alison Ryan, Esq.
January 30, 2024
Page 4

Important Information You Should Consider About the Contract

Risks

18. Under ─*Not a Short-Term Investment,* please add "for each Basic Life Coverage Layer added to the Policy" immediately following "Surrender charges apply for up to 14 years" in the first sentence of the second paragraph.

19. Under ─*Contract Lapse*, please disclose that there is no guarantee that a reinstatement will be approved.

Restrictions

20. Please address the following comments to ─*Investments*:

    a. Add that once a Segment is created, an investor cannot transfer Accumulated Value out of that Segment until the end of the Segment Term. Money may be transferred out for withdrawals and Policy Loans; however, a Lockout Period will apply if the withdrawal or Loan is not part of a systematic distribution program;

    b. Add a reference to Indexed Fixed Options in the statement that additional Fund and Fixed Option transfer restrictions apply;

    c. Reconcile the restriction disclosed in the first sentence of the second paragraph with the discussion of transfer restrictions under *Your Investment Options*;

    d. The disclosure states that "[t]here are amount and/or percentage limits on the amount that may be transferred from the Fixed Options" and, as a result, "it may take several Policy Years to transfer your Accumulated Value out of either of the Fixed Options." The prior paragraph states that transfers from the Fixed Account to an Indexed Fixed Option are not counted for purposes of the yearly limit on transfers. Consider whether the quoted disclosure should be qualified; and

    e. In the last paragraph, disclose the right the Company reserves to add, remove, or change Fixed Options and Indexed Fixed Options.

Overview of the Policy

21. Under *Policy Features—Withdrawals*, the disclosure states that no withdrawals may be made during the first year of the Policy. For the avoidance of doubt, please add that the Policy may be surrendered during the first year, or supplementally explain how prohibiting surrender during the first year is consistent with Sections 22(e) and 27(i)(2)(A) of the 1940 Act.

Fee Tables

22. Please add the following disclosure (which appears on page 74 of the Prospectus) to ―*Periodic Charges Other Than Fund Operating Expenses*:

> We offer different underwriting methods such as guaranteed issue, simplified issue, or regular issue. The cost of insurance rates are generally higher if guaranteed issue or simplified issue are used, than if the Policy is issued through regular underwriting. As a result, a healthy individual who uses regular issue for the Policy may pay lower cost of insurance rates than if the individual uses guaranteed or simplified issue.

Principal Risks of Investing in the Policy

23. In the sixth sentence under ―*Unsuitable as Short-Term Savings Vehicle*, please note that the Coverage charge for the effected Basic Life Coverage Layer also will not change.

24. Under ―*Risks Associated with Indexed Fixed Options*, the disclosure states that the Company "manage[s] [its] obligation to credit Segment Indexed Interest in part by purchasing call options on the Index. . ." Elsewhere the Prospectus suggests that the Company purchases an Index's underlying securities. Please reconcile.

25. Under ―*Insurance Company Risks*, please provide brief background information about the Company. Please disclose that more information about the Company, including its financial strength ratings, is available and how investors may locate or request such information. In this regard, we note that the Company's variable annuity product prospectuses direct investors to the Company's website and provide a toll-free number.

Policy Basics

26. In the third bullet point under ―*Illustrations*, please add that Illustrations also may be requested that reflect net rates of return (*see* Item 29(i)), or supplementally explain why net returns cannot be shown.

Death Benefits

27. Under ―*Death Benefit Qualification Test*, please make the following statement more prominent: "[o]nce the Policy is issued, the Death Benefit Qualification Test cannot be changed." Please also add that an investor may wish to consult with their financial professional about which Death Benefit Qualification Test to choose before making a selection.

Other Benefits Available Under the Policy

28. In the last bullet point in the description of the restrictions/limitations on the Premier Chronic Illness Rider, please add, if accurate, that transfers to the Indexed Fixed Accounts also are not permitted.

Optional Riders and Benefits

29. The description of the Premier Living Benefits Rider 2 states that it cannot be issued with the Terminal Illness Rider. Please reconcile this statement with the rider description under *Other Benefits Available Under the Policy* that the rider cannot be issued with the Terminal Illness Rider or the Premier Chronic Illness Rider.

Your Policy's Accumulated Value

30. The fourth paragraph refers to an Indexed Termination Credit. If an Indexed Termination Credit is a feature of the Policy, please explain this term and its function in the Prospectus.

Your Investment Options

31. In the third sentence of the first paragraph, please add that amounts allocated to the Indexed Fixed Options are also held in the General Account.

Variable Options

32. Consistent with Instruction 4(a) to Item 2, as well as disclosure for other products offered by the Company, please disclose here, and elsewhere in the Prospectus as appropriate, that the Company may add or remove allowable Investment Options at any time, and that removal of Variable Investment Options may limit the number of such options that are available to an investor under the Policy in the future. To aid investor comprehension, if accurate, please also disclose that the Company has the right to significantly reduce the number of allowable Variable Investment Options, including to a single option. Please add that investors should discuss with their financial professional if the Policy is appropriate for them given the Company's right to make changes to the allowable Investment Options.

Fixed Options

33. The disclosure states that the Company "may add, terminate, or suspend one or more of the Fixed Options at any time." Premiums and Accumulated Value are held in a Fixed Account before being allocated to the Indexed Fixed Accounts. If accurate, please add disclosure that at least one Fixed Account will always be available.

Indexed Fixed Options

34. The disclosure states, "[a]llocations to the Indexed Accounts are made first to the Fixed Account and transferred to the Indexed Accounts on the next Segment Start Date." If accurate, revise the Prospectus throughout to clarify that the Fixed Account in this statement refers to Fixed Account 1 and not the Fixed LT Account. Please ensure that references to "the Fixed Account" throughout the Prospectus are revised to specify which Fixed Account is being referred to.

35. Please consider moving the following disclosure which is repeated under ─*Growth Cap*, ─*Participation Rate,* ─*Segment Adjustment Factor* to the general introductory discussion: "[o]nce a Segment is created, you cannot transfer Accumulated Value out of that Segment to any other Indexed Account or Fixed Option until the end of the Segment Term. Money may be transferred from a Segment for withdrawals and Standard Policy Loans; however, a Lockout Period will apply if the withdrawal or Standard Loan is not part of a Systematic Distribution Program." Please revise the first referenced sentence to include reference to Variable Options. Please also add that once a Lockout Period begins an investor may not make any transfers into the Indexed Fixed Options for 12 months.

36. Under ─*Growth Cap,* ─*Participation Rate,* and ─*Segment Adjustment Factor*, the disclosure states that an investor allocated to an existing Segment or an investor wishing to allocate to a Segment, may call the Company or their financial professional for information on the Growth Cap, Participation Rate and Segment Adjustment Factor that will apply to a new Segment. If the Segment Guaranteed Interest Rate may be greater than 0%, please also add reference to the Segment Guaranteed Interest Rate or supplementally explain why it would not be appropriate to do so. Please consider moving this disclosure to the general introductory discussion or a separate subsection to increase reader comprehension. Please also disclose when the Growth Cap, Participation Rate, Segment Adjustment Factor, and, if applicable, the Segment Guaranteed Interest Rate for a new Segment will be available. If this information will be available on an internet website, please add provide the website address.

37. The disclosure states, "[w]e reserve the right to … cease offering one or more of the Indexed Accounts at any time." Please disclose here, and elsewhere in the Prospectus as appropriate, whether this means that the Company reserves the right to not offer any Indexed Fixed Options in the future or whether the Company will always offer at least one Indexed Fixed Option and, if so, any minimum terms of such Indexed Fixed Option. Please also add a statement to the effect that investors should discuss with their financial professional if this Policy is appropriate for them given the Company's right to make changes to, or limit allocations or transfers to, the Indexed Fixed Options.

38. To aid in investor comprehension, please consider consolidating information about the Segment Term under its own subheading, and including at least the following information: Segments are created monthly and each Segment Term is one year; Segment start and end dates; the Cutoff Date by which investors must inform the Company of an allocation or transfer to an Indexed Fixed Option; and that the

Company reserves the right to change the Segment Start Date and limit the frequency of new Segments, but to no less frequently than once per calendar quarter (as indicated elsewhere in the Registration Statement).

39. Under ─*Minimum Segment Guaranteed Interest Rate*, if the Segment Guaranteed Interest Rate may be greater than 0%:

   a. Change the title of the subsection to "Segment Guaranteed Interest Rate" and remove "Minimum" from the first sentence of the subsection; and

   b. Disclose that the rate is subject to change at the Company's discretion.

40. Please address the following comments to ─*Segment Adjustment Factor*:

   a. The disclosure state that "the Growth Cap includes the Minimum Segment Guaranteed Interest Rate." The formula for the Segment Indexed Interest Rate under ─*Segment Maturity─Indexed Accounts with a Growth Cap* suggests that the Segment Guaranteed Interest Rate is subtracted from the Growth Cap. Please revise the Indexed Fixed Options discussion to clearly explain how the Segment Guaranteed Interest Rate affects the Segment Indexed Interest; and

   b. This subsection briefly describes the S&P 500 Price Index and includes the index provider's and parent company's disclaimers. Please move the description of the S&P 500 Price Index out of the footnote and add similar information for the BlackRock iBLD® Endura® Index.

41. Please address the following comments to the first hypothetical example for the 1-Year Indexed Account:

   a. The assumptions state that "[t]he rates for the Growth Cap and Participation Rate and the factor for the Segment Adjustment Factor are hypothetical and for illustrative purposes only." Explain supplementally why the rates and factor do not change even though the Index Growth Rate fluctuates from year to year. Also explain why the first and second examples differ only with respect to the Growth Cap;

   b. If accurate, revise the reference to "Fixed Account" in the second bullet point to "Fixed Accounts" or specify which Fixed Account Policy charges are deducted from; and

   c. The Segment return is based on the price return of the Index. Change "Total Return over Period" to "Annual Return over Period." The return for Year 1 is shown. Also show the returns for each of years 2-5. If 3.58% is an annualized return, please revise the line-item description accordingly.

42. Please apply Comment 41.b. and c. to the second hypothetical example.

43. Please address the following comments to —*Here is how the Segments Work:*

   a. Revise the Segment Deductions bullet point to clarify that Monthly Deductions are first taken from the Fixed Account[s] and/or the Variable Accounts until their values have each been reduced to zero;

   b. Disclose under the Segment Maturity bullet point what happens if an investor reallocates Segment Value to a Variable Option(s), and that once a Lockout Period begins an investor may not make any transfers into the Indexed Fixed Options for 12 months; and

   c. Under the *Segment Maturity* bullet point, —*Important Considerations*, —*Segment Creation,* and —*Segment Maturity*, the disclosure states that if reallocation instructions are not provided, the Segment Maturity Value will be reallocated to a new Segment of the same Indexed Account. Please add prominent disclosure that the Participation Rate, Growth Cap, Segment Adjustment Factor, and, if applicable, the Segment Guaranteed Interest Rate may change from Segment to Segment, and rates for a New Segment may be worse that the rates available for the immediately prior Segment.

44. In the last paragraph under —*Important Considerations*, please add disclosure on how Segment Indexed Interest is credited on the 1-Year High Par Volatility Control Indexed Account.

45. In the third bullet point under —*Segment Creation*, please add "or reallocated from prior Segments following Segment Maturity" to the end of the sentence.

46. If accurate, please revise the last sentence of the second paragraph under —*Segment Value Changes* as follows: "[t]his means that Segment Indexed Interest will not be applied to amounts that are deducted from the Indexed Accounts over the Segment Term."

47. Please address the following comments to —*Segment Maturity*:

   a. Add disclosure on how the Company notifies investors that a Segment is about to mature and whether the notice informs investors of the Cutoff Date to provide reallocation instructions. Disclose how far in advance of the Segment Maturity Date such notice is provided. Please also disclose whether the notice will include clear instructions on how to obtain the Growth Cap, Participation Rate and Segment Adjustment Factor that will apply to a new Segment;

   b. The disclosure states "[h]owever, if the Segment Maturity Value consists only of the Segment Indexed Interest, we will transfer such value into the Fixed Account." Briefly explain in the disclosure how Segment Maturity Value could consist only of Segment Indexed Interest;

   c.   The following formula is presented for calculation of the Segment Indexed
        Interest Rate: [the lesser of (a × b) and c] - d, but not less than zero, where
        a = Index Growth Rate; b = Participation Rate; c = Growth Cap; and
        d = Minimum Segment Guaranteed Interest Rate (0%). The example assumes
        that the Segment Guaranteed Interest Rate is 0%. Explain in the disclosure what
        happens if the Segment Guaranteed Interest Rate is a positive number; and

   d.   Explain in the disclosure how Segment Indexed Interest is calculated for Indexed
        Accounts without a Growth Cap.

Transfers

48.   The disclosure states that transfers pursuant to "an approved asset allocation service are
      excluded from the transfer limitations." Please briefly explain in the disclosure what
      this service is. If transfers pursuant to the Scheduled Indexed Transfer Program are also
      excluded from the transfer limitations, please add a statement to this effect.

49.   In an appropriate location in this subsection, please clarify whether a transfer may be
      made from one Indexed Fixed Option to another Indexed Fixed Option at the end of a
      Segment Term without Segment Maturity Value first being allocated to a Fixed
      Account. If such transfers are permissible, please revise the definition of Segment
      under *Special Terms.*

About Pacific Life

How Our Accounts Work

50.   Under ─*General Account* the disclosure states that the Company "guarantee[s] you an
      interest rate for up to one year on any amount allocated to … the Indexed Fixed
      Option." An interest rate is not guaranteed on amounts allocated to any Indexed Fixed
      Option. Please revise. Please add a statement that the Indexed Fixed Options are also
      part of the Company's General Account.

Appendix: Funds Available Under the Policy

51.   Please confirm to us that the Fund expense ratios and total returns will be updated.

52.   There are no limits on Investment Options for rider purposes. In the discussion that
      appears after the table of Funds, please remove all discussion that relates to allocation
      or reallocation of Accumulated Value to comply with rider allocation requirements.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

53.   Please file powers of attorney that relate specifically to the Registration Statement as
      required by Rule 483(b) under the 1933 Act.

*   *   *   *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.   Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the Registration Statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6907 or chooy@sec.gov.

Sincerely,

/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
       Michael Pawluk, Senior Special Counsel